

**DIVISION OF
INVESTMENT MANAGEMENT**

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

June 14, 2024

<u>VIA E-MAIL</u>

Jo Ann Quinif
Diamond Hill Securitized Credit Fund
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215

Re: <u>Diamond Hill Securitized Credit Fund</u>
   Initial Registration Statement on Form N-2
   File Nos. 333-279166; 811-23964

Dear Ms. Quinif,

   On May 7, 2024, Diamond Hill Securitized Credit Fund (the "<u>Fund</u>") filed a Registration Statement on Form N-2 (the "<u>Registration Statement</u>") under the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"). We have reviewed the filing and our comments are set forth below. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References, if any, to item and instruction numbers in this letter, unless otherwise specified, are to items instructions or guidelines in Form N-2. References to rules are to rules under the 1940 Act.

GENERAL COMMENTS

1. We note that the Registration Statement is missing information and exhibits and contains sections that indicate that they will be added, completed or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. Please advise whether the Fund intends to seek initially, or subsequently, any application(s) for exemptive relief or no-action relief, in addition to the application filed on May 7, 2024, for multi-class and related relief, in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.

4. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

5. If indicated in response to Accounting Comments below that the Fund plans to incur

leverage or issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to stockholders in the event of a preferred shares offering. Please also consider the impact such events may have on other disclosures, such as the Fee Table and revise throughout as appropriate.

PROSPECTUS

Cover page

6.   Given that the Fund's investments in mortgage-backed securities and other securitized credit instruments may be of any credit quality, including high yield or junk instruments and distressed securities, please add an additional bullet point highlighting the risks of default, potential illiquidity and valuation difficulties associated with such investments, and consider including a cross reference to sections in the Registration Statement discussing such risks. In addition, we are aware of recent news reports suggesting that certain types of securitized vehicles, such as MBS, CMBS, and CLOs are under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies, and consumer stress. Please consider adding a brief "Current Market Environment" section to the Summary of Terms explaining these factors and trends and the impact they may have on the Fund, its investments, and how it implements its strategy.

7.   The Fund's strategy references investing in securities that are distressed or in default. Later in the Prospectus, please discuss the Fund's intentions and capabilities with respect to investing, holding, restructuring, and existing such investments.

8.   In the sixth bullet pointed risk on the Cover Page (*page 2*), and elsewhere in the Prospectus, the disclosure states that the Fund may pay distributions from offering proceeds or borrowings. Please confirm in correspondence to the staff that the Board will approve the use of offering proceeds for this purpose.

Summary of Terms (Pages 5-14)

    Investment Policies and Strategies (pages 5-6)

9.   Please add to the first sentence in this section, parenthetically, that the Fund invests at least 80% of its net assets "*(plus borrowings for investment purposes)*" in securitized bond investments (and also add the same on *page 16*).

10.   The staff notes that "securitized bond investments" are defined by the Fund for purposes of its 80% investment policy to include, among other things, "secured loans" backed by commercial or residential real estate, or by commercial or consumer loans. Please explain in your response how the inclusion of such types of investments would be consistent with the plain English meaning or established industry usage of the term "securitized bond" or "securitization." Please revise the disclosed definition of "securitized bond investments" accordingly.

11.   Please confirm in correspondence that the Fund's investments in other fixed-income instruments, including bonds, debt or credit securities and other similar instruments, and any investments in REITs, will not be counted towards its 80% investment in "securitized bond investments."

12.   Please explain in correspondence how the Fund will count investments in any other closed-end funds, ETFs or other investment companies for purposes of compliance with its policy to invest 80% of its net assets in "securitized bond investments."

13.   Please clarify in the disclosure (*page 5*, 4th paragraph under "*Investment Policies and Strategies*") whether the reference to "structured finance vehicles" in which the Fund intends to invest is referring to the earlier defined "securitized bond investments", "structured product securities" or "structured products", or if such vehicles differ from the earlier described investment types, add an explanation or examples of structured finance vehicles and how they relate to structured bond investments. Also include in the disclosure an explanation of what is meant by references to the junior debt and residual or equity tranches of such vehicles.

14.   To the extent practicable, please provide in the disclosure estimates of anticipated percentage ranges within the Fund's investment portfolio that will be allocated to the securities of non-U.S. issuers, to high yield securities / junk bonds and to private placements or other types of illiquid securities.

15.   This section of the Registration Statement states that under normal circumstances the Fund will concentrate its investments "in mortgage-related assets issued by government agencies or other governmental entities or by private obligors or issuers." This appears to contradict the Fund's statement of fundamental investment policy in the SAI that it will not concentrate in any particular industry (with the exception of obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities, or repurchase agreements with respect thereto). Please revise the disclosure to be consistent in this regard. In respect of the Fund's fundamental concentration policy, as applied to its stated investment strategy, please also respond to the following.

    a.   To the extent the Fund concentrates its investments in "mortgage related assets" as an industry or group of industries, describe in correspondence how the Adviser defines this industry classification, including whether it relies on internally developed or third-party industry classifications.

    b.   Add disclosure to clarify how the Fund considers the investments of underlying ETFs or other investment companies in determining compliance with its concentration policy, and also how the Fund determines industry classifications with respect to asset-backed securities in light of each such security's underlying receivables (*e.g.,* mortgage loans, consumer loans, etc.). If the Fund does not consider asset-backed securities to represent interests in any industry or group of industries, explain to the staff in correspondence how this is consistent with Sections 8(b)(1)(E) and 13(a) of the 1940 Act.

    Portfolio Composition (pages 6-8)

16.   Covenant-lite loans are not identified in the disclosure as being among the primary components of the Fund's portfolio. If the Fund may invest in such loans directly or indirectly through its investments in ABS, CLOs, CMOs or other structured investments, please clarify in the disclosure and add discussion of risks associated with investments in covenant-lite loans.

17.   In the disclosure, please clarify whether the Fund will invest in other *affiliated* investment companies, and if so, include appropriate disclosure of risks and conflicts of interest associated with investments in affiliated investment companies.

18.   At the conclusion of the disclosure regarding the Fund's intended investments in REMICs, CMOs and other types of mortgage-backed securities (*pages 6-7*), you state that the Fee Table and Financial Highlights sections of the Registration Statement do not include expenses of structured or synthetic products relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please confirm in correspondence to the staff that the Fund does not intend to invest more than 15% of its net assets in private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Also, please add in footnote disclosure to the Fee Table a description of these and any other types of portfolio investments for which the Fund will bear fees and expenses that will not be reflected in the Fee Table.

19.   Please advise in correspondence whether the Fund's expected use of derivatives will result in it being a "general derivatives user" subject to the VaR testing and other requirements of Rule 18f-4 under the 1940 Act, or if the Fund expects to be a "limited derivatives user" under the Rule. If the Fund will be a general derivatives user under the Rule, please also add to the disclosure in the Registration Statement appropriate risk factors relative to the Fund's use of derivatives and potential impacts to the Fund of compliance, or lack thereof, with the requirements of Rule 18f-4.   Please tailor such risk factors such that they address the risks posed by derivative instruments which are identified in the Prospectus as being principal investments of the Fund. *See* Barry Miller letter to ICI (2010).

20.   With respect to the statement that the Fund will invest in short term funding arrangements rated "in one of the three highest rating categories" (*page 7*), please provide specifics regarding such rating category ranges deemed the highest, and identify the associated rating agencies (similar to disclosure elsewhere describing what is meant by below investment grade in the context of high yield securities / junk bonds).

21.   In the description of variable and floating rate instruments (*page 8*), please also address how fluctuations in interest rates will affect such instruments.

22.   With respect to the Fund's proposed investments in zero-coupon, delayed interest, pay-in-kind ("PIK") and capital appreciation securities (*page 8*), as well as OID securities (as referenced in the tax-related sections), please add disclosure to the Prospectus, or move relevant disclosure from the SAI to the Prospectus, as applicable, to address the risks presented by such investments, including the following:

   a.   Interest payments deferred are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

   b.   Interest rates are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

   c.   Market prices are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

   d.   Such instruments may have unreliable valuations because their accruals require judgments about ultimate collectability of deferred payments and the value of the associated collateral; and

   e.   Such securities may provide certain benefits to the Fund's Adviser including increasing management fees.

Administrator, Fund Account and Transfer Agent (page 9)

23.   Please state explicitly in the disclosure that Diamond Hill Capital Management, Inc. will serve as both the Adviser to the Fund and as Administrator of the Fund, and that the Fund will be compensating it in each capacity pursuant to separate advisory and administration agreements. Please also add a discussion of potential conflicts of interest arising from Diamond Hill Capital Management, Inc. acting as both Adviser and Administrator to the Fund for compensation.

24.   The staff notes that Diamond Hill Capital Management, Inc., as the Adviser, has entered into an Expense Limitation Agreement with the Fund to waive its advisory fee and/or reimburse certain Fund expenses (other than certain categories of excluded expenses) in order to limit the Fund's Total Annual Fund Operating Expenses. Diamond Hill Capital Management, Inc., as the Administrator, has entered into an Administration Agreement with the Fund whereby it assumes and pays all ordinary expenses of the Fund, other than certain categories of expenses which appear to be the same categories of expenses excluded from the Expense Limitation Agreement.   In the disclosure, please clarify how these separate agreements with the same counterparty providing for the reimbursement of certain Fund expenses will impact the aggregate operating expenses ultimately paid by the Fund.

Summary of Risks (pages 12-14) / Risk Factors (pages 20-24)

25.   Please review the risk factors throughout the disclosure in the "Summary of Risks" and "Risk Factors" sections of the Prospectus to ensure that each identified risk corresponds to the types of investments that the Fund has referenced as part of its principal investment strategy as described in the "Investment Policies and Strategies" sections of the Prospectus.

Summary of Fees and Expenses / Fee Table (page 15)

26.   Please include in the text preceding the Fee Table, or in a footnote to the table, that shareholders acquiring shares through a financial intermediary may also pay commissions or other fees to such intermediaries which are not reflected in the table or example.

27.   Please confirm in correspondence that the Expense Limitation Agreement will not terminate until at least one year after the effectiveness of this Registration Statement.

The Fund

28.   Please revise the first sentence on *page 17* to clarify that the Fund cannot invest directly in indices.

29.   Please confirm supplementally whether the Fund intends to "warehouse" any investments prior to launch, and if so, the staff may have additional questions in this regard.

The Investment Process

30.   Please expand the disclosure (*pages 19-20*) of the Adviser's investment process to describe the types of information and techniques the Adviser will rely on to inform the risk/reward analysis, the nature of the inefficiencies it believes exist in fixed income markets, and how the Adviser will take advantage of them in its management of the Fund's assets.

Conflicts of Interest

31.   Please include a discussion of conflicts of interest arising from the effects of borrowing or other forms of leverage utilized by the Fund on the fees received by the Adviser and/or its affiliates.

32.   Under the sub-heading "Personal Securities Trading by Portfolio Managers" (*page 28*), please clarify in the disclosure how the recited elements of the Adviser's code of ethics form the basis for concluding that the Fund portfolio manager's interests will be aligned with those of the Fund (*e.g.,* is this based on an assumption, independent of the code of ethics, that the manager will invest personally in Shares of the Fund).

Quarterly Share Repurchase Program

33.   Regarding the Quarterly Share Repurchase Program (*pages 29-31*), please add disclosure that the Fund will allow investors to withdraw or modify their tenders at any time prior to the Repurchase Request Deadline, consistent with 1940 Act Rule 23c-3(b)(6).

Anti-Takeover Provisions in the Declaration of Trust

34.   The staff notes that Delaware's Control Share Acquisition Statute does not apply to non-listed closed-end funds such as the Fund, and that the Fund's description of its Declaration of Trust (which has to date not been filed as an Exhibit) suggests it might include provisions altering shareholder voting rights in certain circumstances involving principal shareholders. If applicable, please add to the Prospectus disclosure regarding anti-takeover provisions (*pages 41-42*) that recent federal and state court precedent has found provisions similar to those included in the Fund's Declaration of Trust to be inconsistent with the Investment Company Act of 1940, and that the no-action position expressed in the *Staff Statement on Control Share Acquisition Statutes*, dated May 27, 2020, does not extend to the Fund's specific circumstances. The staff may have additional questions or comments regarding the Declaration of Trust upon its filing as an Exhibit to the Registration Statement.

Back Cover Page

35.   Please delete the Table of Contents for the SAI from the page preceding the back cover page of the Prospectus, as it is duplicative of the Table of Contents within the SAI.

PART C

Signatures

36.   We note that the Registration Statement is signed by a single Trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

ACCOUNTING COMMENTS

General

37.   We note that portions of the Registration Statement are incomplete. A full financial review (*e.g.*, seed financial statements, auditor's report, consent) must be performed prior to

declaring the Registration Statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

38. Please confirm in correspondence whether the Fund intends to issue preferred shares or incur leverage within a year from the effective date of the Registration Statement.

Fee Table

39. Please confirm that line items for interest expense and acquired fund fees and expenses will be included in the table.

40. Please state in the narrative following the table that "Other Expenses" are based on estimated amounts for the current fiscal year (Instruction 6 to Item 3 of Form N-2).

41. Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain in correspondence why this is not applicable (Item 3 of Form N-2).

*   *   *

Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of Registration Statements.

Although we have completed our initial review of the Registration Statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the Registration Statement and any amendments. After we have resolved all issues, the Fund and its underwriter may request acceleration of the effective date of the Registration Statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the Registration Statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (213) 400-5829 or, with regard to accounting comments, Shandy Pumphrey at (202) 551-2393.

Sincerely,

/s/ David P. Mathews

David P. Mathews
Attorney-Adviser

cc: Michael V. Wible, Esq., Thompson Hine LLP
Jay Williamson, Securities and Exchange Commission
Catalina Jaime, Securities and Exchange Commission
Shandy Pumphrey, Securities and Exchange Commission